Exhibit 12.1

REXFORD INDUSTRIAL REALTY, INC.
Statement of Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Rexford Industrial Realty, Inc.			Rexford Industrial Realty, Inc. Predecessor
	Year ended December 31, 2015	Year ended December 31, 2014	Period from July 24, 2013 to December 31, 2013	Period from January 1, 2013 to July 23, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Earnings
Add:
Gain (loss) from continuing operations before adjustment for income or loss from equity investees	$1,857	$(1,141)	$(1,102)	$(7,279)	$(8,436)	$(7,619)
Fixed charges (see below)	9,361	6,534	1,791	9,415	16,950	17,535
Distributed income of equity investees	—	1,689	—	—	—	—
Subtract:
Capitalized interest	(754)	(42)	—	—	—	—
Earnings	$10,464	$7,040	$689	$2,136	$8,514	$9,916

Fixed Charges
Interest expense	8,453	6,400	1,763	9,395	16,875	17,466
Capitalized interest	754	42	—	—	—	—
Rental expense at computed interest factor(1)	154	92	28	20	75	69
Fixed charges	$9,361	$6,534	$1,791	$9,415	$16,950	$17,535

Consolidated ratio of earnings (loss) to fixed charges	1.12	1.08	0.38	0.23	0.50	0.57
Inadequate amount	$—	$—	$(1,102)	$(7,279)	$(8,436)	$(7,619)

(1)	Amounts represent those portions of rent expense (one-third) that are reasonable approximations of interest costs.